UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of report: June 12, 2018

Commission file number 1- 33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Item 1 — Information Contained in this Form 6-K Report

Included in this Report is selected financial and other information of Teekay Offshore Partners L.P. (the “Company”). All amounts are in U.S. Dollars.

Repayment of NOK Notes Cross Currency Swap Agreement

In connection with the proposed tender offer of the Company’s NOK 1,000 million aggregate principal amount of senior bonds due 2019 (the “2019 NOK Notes”) which was announced on June 12, 2018, the Company intends to repay a cross currency swap agreement for the 2019 NOK Notes in an amount equal to approximately $40 million.

Projected Contribution to Cash EBITDA and Cash Flow from Vessel Operations of Recently Delivered Growth Projects

The Company projects that its recently completed growth projects (but excluding remaining existing growth projects), as noted below, will contribute approximately $119 million of annual Cash EBITDA and approximately $200 million of annual cash flow from vessel operations once in full operation. The table below illustrates these recently completed projects, including the commencement dates of operation and current contract end dates:

Vessel	Unit	Attributes	Built	Ownership	Operating Region	Charterer	Commencement Date	Contract End Date
Beothuk Spirit	Shuttle Tanker	148,200 dwt	2017	100%	Canada	Various(1)	December 2017	May 2030
Norse Spirit	Shuttle Tanker	148,200 dwt	2017	100%	Canada	Various(1)	January 2018	May 2030
Dorset Spirit	Shuttle Tanker	148,200 dwt	2018	100%	Canada	Various(1)	April 2018	May 2030
Pioneiro de Libra(3)	FPSO	50,000 bbl/day	2017	50%	Brazil	Petrobras	November 2017	November 2029
Petrojarl I(4)	FPSO	46,000 bbl/day	1986	100%	Brazil	QGEP	May 2018	May 2023
Randgrid(5)	FSO	124,500 dwt	1995	100%	Norway	Equinor	October 2017	October 2020
ALP Keeper	DP Towage	301 t bollard pull	2018	100%	Global	Various(2)	February 2018	N/A
ALP Sweeper	DP Towage	303 t bollard pull	2017	100%	Global	Various(2)	October 2017	N/A
ALP Defender	DP Towage	305 t bollard pull	2017	100%	Global	Various(2)	June 2017	N/A
ALP Striker	DP Towage	309 t bollard pull	2016	100%	Global	Various(2)	September 2016	N/A

(1)	Includes ExxonMobil, Canada Hibernia, Chevron, Husky, Mosbacher, Murphy, Nalcor, Equinor and Suncor. Not all of the contracts of affreightment (“COAs”) or time-charter customers utilize every ship in the COA or time-charter fleet.
(2)	Customers typically enter into shorter-duration voyage-charters, therefore each vessel may have many individual customers in any given time period.
(3)	The Pioneiro de Libra was converted to a floating production, storage and offloading (“FPSO”) unit in 2017. The original hull was built in 1995.
(4)	The Petrojarl I completed upgrades and arrived in Brazil in December 2017 and on the Atlanta field in January 2018. The unit commenced operations under its five-year charter contract in May 2018.
(5)	The Randgrid was converted into a floating storage and off-take (“FSO”) unit in 2017. The unit was originally built in 1995. The charterer has an option to extend the time charter.

Cash EBITDA and cash flow from vessel operations are non-GAAP measures. Cash EBITDA represents (loss) income from vessel operations as adjusted for depreciation and amortization, write-down of vessels, restructuring charges, distributions from equity accounted for investments, realized gain (loss) from settlement of non-designated foreign currency forward contracts, amortization of non-cash portion of revenue contracts, Falcon Spirit revenue accounted for as a direct finance lease, Falcon Spirit cash flow from time-charter contracts, and the termination of the Arendal Spirit FAU charter contract. Cash EBITDA assists management and investors in assessing the financial performance of the Company’s businesses. By including distributions from equity accounted for investments, certain revenue accounted for as direct financing leases and cash flow from certain time-charter contracts, Cash EBITDA provides a measure of the Company’s ability to generate cash from assets that is not otherwise accounted for as (loss) income from vessel operations. Management uses Cash EBITDA as a significant factor in evaluating the Company’s performance and it believes that including Cash EBITDA as a financial and operating measure benefits investors seeking to measure the performance of companies in the markets in which the Company operates. Cash flow from vessel operations is a non-GAAP measure and represents (loss) income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels, write-off of deferred revenues and operating expenses and adjustments for direct financing leases to a cash basis, but includes realized gains or losses on the settlement of foreign currency forward contracts. Cash flow from vessel operations is used by certain investors and management to measure the operational financial performance of companies.

Management did not prepare quantitative reconciliations of Cash EBITDA or cash flow from vessel operations to (loss) income from vessel operations, the most comparable GAAP measure, because the information to provide such reconciliations is not available without unreasonable efforts, primarily due to difficulties in forecasting certain required reconciliation line items that can fluctuate significantly from period to period and are, therefore, unavailable on a prospective basis without undue effort.

Target Consolidated Net Debt to Cash EBITDA

As part of its financial strategy, the Company intends to target a consolidated net debt to Cash EBITDA ratio of 4:1 to 5:1.

Revenue Weighted-Average Remaining Contract Durations

As of March 31, 2018, the contracts for the Company’s shuttle tanker fleet had a revenue-weighted average and simple average remaining term of approximately 7.9 years and 3.9 years, respectively, with fixed-rate COAs having a revenue-weighted average and simple average remaining term of approximately 4.0 years and 1.9 years, respectively, and time charters and bareboat charters having a revenue-weighted average and simple average remaining term of approximately 8.6 years and 4.6 years, respectively, excluding extension options. “Revenue-weighted average” represents the average remaining fixed contract duration of the applicable contracts, weighted on the basis of the aggregate fixed forward payments to be made to us under each applicable contract and in each case, excluding extension options.

As of March 31, 2018, the Company’s FPSO contracts had revenue-weighted average and simple average remaining terms of approximately 8.2 years and 3.7 years, respectively, or approximately 13.7 years and 5.8 years, respectively, assuming the exercise of all extension options. As of March 31, 2018, the Company’s FSO units operate under fixed-rate contracts, with revenue-weighted average and simple average remaining terms of approximately 4.4 years and 3.7 years, respectively, excluding extension options.

Segment Revenues and Contracts

As of March 31, 2018, total forward fee-based revenues of the Company was approximately $6.1 billion, with the FPSO segment, the shuttle tanker segment and the FSO segment representing approximately 51%, 43% and 6%, respectively, of the total forward fee-based revenues of the Company.

In addition, for the year ended December 31, 2017, approximately 70% of the revenue in the shuttle tanker segment is from fixed rate, take-or-pay contracts, with the remaining approximately 30% of revenues from COAs. The “breakeven” cost, or the cost to provide services to customers on a per barrel basis, for the Company’s shuttle tankers averages approximately $1 to $2 per barrel. The breakeven cost for the Company’s FPSO units averages approximately $22 per barrel.

Exercise of Brookfield Option

As previously disclosed, Brookfield Business Partners L.P. (“Brookfield”) holds an option to acquire from Teekay Corporation an additional 2% of the Company’s general partner. Brookfield has informed the Company that it intends to exercise this option as soon as practicable following the Company’s private offering of senior secured notes announced today, after which time Brookfield will control the board of directors of the Company’s general partner.

2018 Credit Agreement

In March 2018, the Company entered into a Revolving Credit Facility with Brookfield TK TOLP L.P. (“Brookfield TK”), as administrative agent, and Brookfield TK and Teekay Corporation as lenders (the “2018 Credit Agreement”), pursuant to which Brookfield TK and Teekay Corporation agreed to make available, on an unsecured basis, a revolving credit facility in an aggregate principal commitment amount of $125 million. As of March 31, 2018, no amounts were outstanding under the 2018 Credit Agreement. As of June 11, 2018, the Company had $70 million outstanding under the 2018 Credit Agreement. The Company has made a request for an additional $55 million to be funded on June 22, 2018. The 2018 Credit Agreement will mature on October 1, 2019, on which date the unpaid balance of any principal amounts outstanding, together with accrued interest thereon, will be due and payable in full.

Teekay Grand Banks Subordinated Credit Facility

On May 29, 2018, Teekay Grand Banks Shipping AS, a wholly-owned subsidiary of the Company, entered into a $30 million subordinated loan agreement with DNB Bank ASA (along with its affiliates, “DNB Bank”), and a syndicate of lenders (the “Teekay Grand Banks Subordinated Credit Facility”) to repay loans under existing facilities and to finance the acquisitions of various vessels. All amounts outstanding under the facility bear interest at LIBOR plus 4.30% and are payable semi-annually with a maturity date of March 23, 2023. The facility is subordinated to the $265.8 million loan agreement that Teekay Grand Banks Shipping AS, entered into with DNB Bank and other lenders on March 26, 2018, and is secured by a second priority mortgage over the Dorset Spirit, the Beothuk Spirit and the Norse Spirit. The Company’s subsidiary, Teekay Shuttle Tankers LLC, is a guarantor under this facility.

Press Releases

Attached as Exhibits 99.1 and 99.2 are copies of announcements by the Company, each dated June 12, 2018, relating to the Company’s proposed private offering of senior unsecured notes and its proposed tender offer for certain outstanding debt securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

By: Teekay Offshore GP L.L.C., its general partner

Date: June 12, 2018	By:	/s/ Edith Robinson
Edith Robinson
Secretary